Exhibit 99.5

F. Porter Stansberry
1001 N. Charles St., Fourth Floor
Baltimore, Maryland 21201

August 11, 2023

Board of Directors of MarketWise, Inc.
c/o Mark Gerhard, Chair
1125 N. Charles Street
Baltimore, MD 21201

Dear Members of the Board of Directors:

The Q2 financial release shows there are very serious problems with the company’s core business.

1.	The paid subscriber file size continues to decline, down another 16.5% year over year. The nominal loss of paying subscribers was 148,000 over the last year.
2.	“Billings” (a confusing term that refers to how much was actually sold in last quarter) was $96.2 million, down 18.1%. On a YTD basis, the decline is more substantial, 23.7%.
3.
The combination of a declining subscriber file (our customers who we spent richly to acquire are leaving) and sharply lower revenues combines to produce a GAAP accounting result that’s shocking: earnings are down 71.5%.

While the purpose of this letter isn’t to discuss the details of GAAP accounting, the GAAP figures (down 71.4%) are a much better description of the real underlying economics of our business than the cash accounting figures (up 8.2%) that the management team chooses to highlight. The board members should ask themselves, why?

The answer is that our company had to spend something like $400 per new paid subscribers in marketing costs to build the subscriber file. As that subscriber file is now being liquidated, to return our company to substantial growth huge new investments will have to be made to acquire new subscribers.

As board members you should find it very troubling that the management team continues to focus on a made-up financial metric they call Adjusted Cash Flow From Operations. What they are actually highlighting is the ongoing liquidation of the company’s most valuable asset — its subscriber list. And, frustratingly, the company cannot even generate enough cash to rebuild the list.

My accounting of all of this may be imperfect but knowing that we lost customers this quarter that will cost us roughly $60 million to replace should seriously worry investors who may unwittingly celebrate the $29 million the company generated in cash this quarter. Yes, it’s better than nothing, but obviously, if you include the massive marketing investments that will, eventually, be necessary to maintain our list, you can see that we are certainly continuing to lose intrinsic value at a very substantial pace.

And that is the real underlying economic reality.

I can’t, of course, look into the minds of the management team to see if they are intentionally trying to mislead investors, but it is hard to think of another way to characterize today’s statements on the earnings call about containing the company’s ballooning overhead. G&A expenses increased an incredible 35% in the last year! Given the company’s massive declines in GAAP earnings over the past two years, and its seemingly out of control rise in expenses, it is hard to square Amber’s assertion that “Our disciplined approach to overhead and direct marketing expense has positioned us to capitalize on new opportunities” with the numbers announced on the call.

These disastrous results should galvanize the Board members into action. You all know that I have written to you, privately, over the past two months urging you to investigate matters relating to our ill-begotten IPO (the MarketWise LLC members lost control of the company but received no cash for 20% of their shares) and the re-purchase of warrants with a strike price of $11.50k that preferred warrant holders to owners. Both of these transactions are so clearly flawed on their face (who would give up 20% of their shares for nothing, who in their right mind would spend 20 million shares to buy back warrants that have virtually zero intrinsic value) that they call out for investigation by someone who was not involved in the transactions—as lawyers, as officers or as people who specially benefited from the transactions while ordinary shareholders had to foot the bill. These actions have cost me more than $100 million in damages — and the other members of MarketWise LLC even more.

Your steadfast refusal to even discuss these matters let alone investigate why things were done that way rather than for the benefit of all shareholders is inexplicable. These transactions stripped some $800 million in value from your shareholders while giving 10 million shares to board members and another 20 million shares to employees. Now the company announces numbers that confirm there is no coherent plan to return to a business that delivers value to its shareholders quarter after quarter, as we did for years. Instead, the file size continues to decline and management continues to liquidate our businesses while paying themselves more and more every year. Soon, there will be nothing left to collect.

I do not want to see the company I founded and led for 21 years end up destroyed. So, I urge you, once again, to do the right thing for the MarketWise LLC members and commence a thorough review of how we got here, where we are going, and how we can recoup some of the money that the shareholders lost in the IPO and the subsequent bailouts.

Sincerely yours,

/s/ F. Porter Stansberry

F. Porter Stansberry